Exhibit 99.1

CHANGE OF AUDITOR REPORTING PACKAGE

NOTICE OF CHANGE OF AUDITOR

Caledonia Mining Corporation Plc (“the Company”)

TO: KPMG Inc.("KPMG")

AND TO: Grant Thornton Johannesburg Partnership ("GT")

NOTICE IS HEREBY GIVEN that the Audit Committee of the Board of Directors of the Company has conducted a review of the Company's audit requirements and, as a result of this review, the Audit Committee determined not to propose the reappointment of KPMG as the Company's auditor at the next annual general meeting of shareholders of the Company (the “AGM”), scheduled for June 27, 2018, and to propose GT as the Company’s auditor for the ensuing year. On May 8, 2018, the Board of Directors of the Company approved the recommendation of the Audit Committee described above and resolved that a resolution to appoint GT at the AGM be put to the Company’s shareholders.

The Company confirms that:

(a) no report of KPMG has expressed a modified opinion on the Company's financial statements relating to any period since January 1, 2016; and

(b) there are no "reportable events" as defined in National Instrument 51-102 Continuous Disclosure Obligations.

The Company requests KPMG and GT to:

(a) review this notice;

(b) prepare a letter, addressed to the Ontario and British Columbia Securities Commissions, stating for each statement in this notice whether you (i) agree, (ii) disagree, and the reasons why, or (iii) have no reason to agree or disagree; and

(c) deliver the letter to the Company as soon as possible and, in any event, within 7 days after the date of this notice.

Dated: May 11, 2018

Caledonia Mining Corporation Plc

By: /s/ J M Learmonth

Name: John Mark Learmonth

Chief Financial Officer

Registered Office: Caledonia Mining Corporation Plc

3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | | www.caledoniamining.com

Directors: Leigh Wilson (Chairman), Steve Curtis, Johan Holtzhausen,

John Kelly, Mark Learmonth, John McGloin